Confidential Treatment Requested by Colfax Corporation

March 12, 2008

BY EDGAR AND HAND DELIVERY

United States Securities and Exchange Commission

Peggy Fisher, Assistant Director

Division of Corporation Finance

Mail Stop 6010

100 F Street, N.E.

Washington, DC 20549

Re:	Colfax Corporation

Registration Statement on Form S-1

Filed January 4, 2008

File No. 333-148486

Dear Ms. Fisher:

On behalf of Colfax Corporation (“Company”), this letter is in response to certain of the staff’s comments regarding its foreign subsidiaries’ activities in Cuba contained in the staff’s letter of comment dated February 1, 2008 to John A. Young, with respect to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”).

[***Confidential Information Omitted***]

If you have any questions concerning this letter or if you would like any additional information, please do not hesitate to contact me at (202) 637-5464 or Michael J. Silver at (410) 659-2741.

Sincerely,

/s/ John B. Beckman
John B. Beckman